F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Reports Fourth Quarter and
2003 Year End Results

Burnaby, B.C., Canada - February 25, 2004 - Spectrum Signal Processing, Inc. (NASDAQ: SSPI / TSX: SSY) a leading provider of high performance wireless signal processing solutions, today announced its financial results for its fourth quarter and fiscal year ended December 31, 2003. Spectrum reports all results in U.S. dollars and in accordance with US GAAP. Fourth quarter highlights include:

  Revenue of $4.7 million, within revised 4th quarter guidance;
  Gross margins of 62%. Wireless and packet-voice margins were 56% and 86%, respectively;
  Operating loss of $0.9 million, within revised 4th quarter guidance;
  Cash, net of bank indebtedness, remained unchanged from the prior quarter at $0.5 million.

"2003 was a very difficult year for us. However, we ended the year with both revenues and bottom line within our revised 4th quarter guidance and a positive cash balance," stated Pascal Spothelfer, Spectrum's President and CEO. "We have started 2004 by concluding our strategic review process and have now completed our restructuring activities. We can now focus fully on managing our core business."

Mr. Spothelfer continued, "Our 2004 plan is based primarily on revenues expected to be derived from existing customers and programs. Additionally, the growth of new product revenues is expected to exceed the decline of legacy product revenues in 2004. This, combined with anticipated year over year operating expense savings of 25%, is expected to positively impact both our bottom line and operating cash flow."

FINANCIAL RESULTS

Revenues for the fourth quarter of 2003 were $4.7 million, a decrease of 8% compared to revenues of $5.1 million for the third quarter of 2003 and a decrease of 18% compared to revenues of $5.7 million for the fourth quarter of 2002. Wireless revenues were $3.8 million for the fourth quarter of 2003, a decrease of 21% compared to wireless revenues of $4.8 million for the third quarter for 2003 and a decrease of 33% compared to wireless revenues of $5.6 million for the fourth quarter of 2002. The year-over-year decline in wireless revenues reflects a trend of declining general-purpose product revenues, partially offset by a trend of increasing flexCommTM wireless product revenues. Packet-voice revenues were $0.9 million for the fourth quarter of 2003, an increase of 200% compared to packet-voice revenues of $0.3 million for the third quarter of 2003 and an increase of 800% compared to packet-voice revenues of $0.1 million for the fourth quarter of 2002. The increase in packet-voice revenues is the result of one-time license revenues earned pursuant to a license agreement concluded with UTStarcom in December 2003.

Gross margins for the fourth quarter of 2003 were 62%, compared to 56% for the third quarter of 2003 and 57% for the fourth quarter of 2002. Gross margins for wireless products were 56% for the fourth quarter of 2003, compared to 57% for the third quarter of 2003 and 57% for the fourth quarter of 2002.

Gross margins for packet-voice products were 86% for the fourth quarter of 2003, compared to 50% for the third quarter of 2003 and 56% for the fourth quarter of 2002.

Operating expenses for the fourth quarter of 2003 were $3.9 million, compared to $4.3 million for the third quarter of 2003 and $5.6 million for the fourth quarter of 2002. Operating expenses for the fourth quarter of 2003 included a capital asset write-down charge of $0.3 million while operating expenses for the fourth quarter of 2002 included restructuring and other charges of $1.6 million.

Spectrum recorded a net loss of $0.9 million for the fourth quarter of 2003, or $0.06 per share, compared to a loss of $1.4 million, or $0.10 per share, for the third quarter of 2003 and a loss of $2.4 million, or $0.16 per share, for the fourth quarter of 2002.

Spectrum's cash position, net of bank indebtedness, at December 31, 2003 stood at $0.5 million, compared to $0.5 million at September 30, 2003 and $3.5 million at December 31, 2002. Spectrum plans to close a financing in the first quarter of 2004 such that it expects to have sufficient funds to meet its operating requirements for the foreseeable future.

Spectrum recorded revenues of $19.6 million for fiscal 2003, compared to revenues of $22.8 million for fiscal 2002. Spectrum generated gross margins of 57% in fiscal 2003, compared to gross margins of 58% in fiscal 2002. Spectrum recorded a net loss of $4.8 million, or $0.33 per share, for fiscal 2003 compared to a net loss of $3.0 million, or $0.22 per share, for fiscal 2002.

CUSTOMER / PRODUCT ANNOUNCEMENTS

During the fourth quarter, Spectrum reported that it had secured a design in with Elektrobit Ltd, a leading European research and development partner for companies that use wireless technologies. Elektrobit will use Spectrum's flexComm software defined radio platforms for the baseband processing subsystem of the Finnish Software Defined Radio Demonstrator.

Spectrum also announced that it had licensed its aXsTM.62X subsystem technology to UTStarcom, Inc. on a non-exclusive basis. The company expects to realize all revenues from the license agreement, last-time product sales and technical support services by June 30, 2004.

CONFERENCE CALL INFORMATION

Spectrum will conduct a conference call and live audio webcast on February 25 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed by dialing 1.800.273.9672, or by accessing the audio webcast from Spectrum's web site at www.spectrumsignal.com. A replay of the call will be available from February 25, 2004 to March 1, 2004 and can be accessed by dialing 1.416.695.5800 followed by the access code 1527375, or by visiting www.spectrumsignal.com.

FORWARD-LOOKING SAFE HARBOUR STATEMENT

The statements by Pascal Spothelfer, and the above statements contained in this Business Outlook, are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions, growth rates of the commercial wireless market, government spending, changes in customer order patterns, supplier costs, successful contract negotiations, competitive factors, such as rival system-level architectures, developments in processor technology, the acceptance of new products in specific markets, pricing pressures, development and timing of introduction of new products, continued success in technological advances, and the ability to grow new defense and commercial wireless business. Readers are referred to Spectrum's assumptions and other risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management's best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.

ABOUT SPECTRUM SIGNAL PROCESSING, INC.

Spectrum Signal Processing designs, develops and markets high performance wireless signal processing products for use in defense and commercial communications infrastructure applications. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals. Founded in 1987, Spectrum enables its customers with faster time to market and lower costs with flexible and reliable and high-performance solutions. Spectrum's subsystems are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations. More information on Spectrum and its flexComm and aXs product lines is available at www.spectrumsignal.com.

TM flexComm and aXs are trademarks of Spectrum Signal Processing, Inc.

Spectrum Contact:

Brent Flichel
Chief Financial Officer
Tel: 604.421.5422 ext. 247
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing, Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended December 31,		Twelve months ended December 31,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)

Sales	$5,740	$4,728	$22,798	$19,628
Cost of sales	2,469	1,782	9,552	8,538
	3,271	2,946	13,246	11,090

Expenses
Administrative	1,254	1,119	5,071	4,763
Sales and marketing	1,029	978	4,041	4,705
Research and development	1,541	1,220	4,739	4,783
Amortization	199	232	725	886
Write-down of capital assets	-	293	-	529
Restructuring and other charges	1,620	31	1,620	181
	5,643	3,873	16,196	15,847

Loss from operations	(2,372)	(927)	(2,950)	(4,757)

Other
Interest expense	4	14	11	42
Other income	(5)	(1)	(7)	(7)
	(1)	13	4	35

Loss before income taxes	(2,371)	(940)	(2,954)	(4,792)

Income tax expense
Current	-	-	10	-
	-	-	10	-

Net loss	(2,371)	(940)	(2,964)	(4,792)

Deficit, beginning of period	(12,790)	(19,013)	(11,454)	(15,161)
Cancellation of treasury shares	-	-	(743)	-
Deficit, end of period	$(15,161)	$(19,953)	$(15,161)	$(19,953)

Loss per share
Basic and diluted	$(0.16)	$(0.06)	$(0.22)	$(0.33)

Weighted average shares
Basic and diluted	14,732,391	14,737,627	13,635,731	14,733,711

Spectrum Signal Processing, Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in accordance with United States generally accepted accounting principles

	December 31,	December 31,
ASSETS	2002	2003

Current assets
Cash and cash equivalents	$3,480	$458
Trade receivables net of allowance for doubtful accounts of $298 (2002 - $221)	4,887	3,930
Receivable from Technology Partnerships Canada	496	298
Inventories	2,414	1,824
Prepaid expenses	132	120
	11,409	6,630

Capital assets	2,666	1,778

	$14,075	$8,408

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$2,346	$1,859
Accrued liabilities	2,213	1,945
	4,559	3,804

Long-term obligations	857	714

Stockholders' equity
Share capital
Authorized: 50,000,000 common shares, no par value
Issued and outstanding: 14,751,724 (2002 - 14,732,391)	24,974	24,997
Additional paid-in capital	554	667
Warrants	113	-
Deficit	(15,161)	(19,953)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)
	8,659	3,890

	$14,075	$8,408

Spectrum Signal Processing, Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles

	Three months ended December 31,		Twelve months ended December 31,
	2002	2003	2002	2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(2,371)	$(940)	$(2,964)	$(4,792)
Adjustments to reconcile net loss to net cash
provided by (used for) operating activities
Amortization	199	232	725	886
Write-down of capital assets	-	293	-	529
Non-cash portion of restructuring charges	1,534	31	1,534	181
Changes in operating assets and liabilities
Accounts receivable	427	217	449	1,155
Inventories	506	433	(6)	590
Prepaid expenses	64	107	(22)	12
Accounts payable	(591)	(8)	(972)	(487)
Accrued liabilities	90	(335)	(344)	(592)
Net cash provided by (used for) operating activities	(142)	30	(1,600)	(2,518)

Cash flows from investing activities
Purchase of capital assets	(153)	(86)	(437)	(560)
Proceeds from disposition of capital assets	-	-	-	33
Net cash used for investing activities	(153)	(86)	(437)	(527)

Cash flows from financing activities
Repayment of bank indebtedness	-	(77)	-	-
Issue of shares from share options	-	23	14	23
Issue of shares from Employee Share Purchase Plan	-	-	40	-
Issue of shares for cash, net of costs	-	-	4,086	-
Net cash provided by (used for) financing activities	-	(54)	4,140	23

Effect of foreign currency exchange rates on cash and
cash equivalents	(99)	-	33	-

Net increase (decrease) in cash and cash equivalents
during the period	(394)	(110)	2,136	(3,022)
Cash and cash equivalents, beginning of period	3,874	568	1,344	3,480
Cash and cash equivalents, end of period	$3,480	$458	$3,480	$458